UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                 COMMISSION FILE NUMBER 000-23016

                   NOTIFICATION OF LATE FILING

(Check One):   X Form 10-KSB  ___Form 20-F   ___Form 11-K
              ___Form 10-QSB  ___Form N-SAR

              For Period Ended:  December 31, 1997


               ___ Transition Report on Form 10-K
               ___ Transition Report on Form 20-F
               ___ Transition Report on Form 11-K
               ___ Transition Report on Form 10-Q
               ___ Transition Report on Form N-SAR
               For the Transition Period Ended:_________________

     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant:  HealthRite Inc.

Former Name if Applicable:  _______________________________

Address of Principal Executive Office (Street and Number):

1145 Cronhill Drive

City, State and Zip Code:  Owings Mills, Maryland 21117

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On January 23, 1998, a new board of directors of HealthRite Inc. (the "Company") was elected as a result of a proxy contest waged by the newly elected board of directors. The new board of directors held its first meeting on January 30, 1998 and elected new executive officers of the Company. The newly elected management of the Company has devoted its time primarily to returning the Company to profitability and to discovering the status in which the Company had been left under the previous management team.
     In addition, the change in management necessitated the recruitment and hiring of a new chief financial officer by the Company. The Company is still interviewing candidates for that position. In the interim, Bradley T. MacDonald, the Company's President and Chief Executive Officer was appointed as the acting Chief Financial Officer.

          As a result of the change in the Company's management, the Company was unable to engage its independent accountants until February 1998, and the Company is still completing its year end adjusting entries. Accordingly, the Company's independent accountants have been unable to complete the audit of the Company's financial statements.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Stephen F. Ritner, Esq.      610            964-1480
         (Name)               (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  Yes  X No


                         HealthRite Inc.

          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 30, 1998      By/s/ Bradley T. MacDonald
                                   Chairman and Chief Executive
                                   Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).